Exhibit 99.1

CONTACT:

	MEDIA RELATIONS	INVESTOR RELATIONS

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CALVIN PRINTER	KEDAR UPADHYE
	calvinprinter@drreddys.com (Ph: +91-40- 49002121)	kedaru@drreddys.com (Ph: +91-40-66834297)

Press Release

For Immediate Release

Dr. Reddy’s launches Somazina® for stroke patients in India

Hyderabad, 15 May 2015: Dr. Reddy’s Laboratories Limited (NYSE:RDY) today announced the launch of Somazina®, the innovator brand of Citicoline in the Indian market. Dr. Reddy’s has partnered with the global innovator of Citicoline, Ferrer Internacional S.A., Spain, to make Somazina® available in India. This is an important product in the management of stroke and has been used for the treatment of post-stroke patients around the world.

Somazina® is indicated for improving cognitive function in patients who have suffered from stroke or cerebral infarction, or who have undergone a brain surgery or have suffered from head injuries. Each year about 15 Lakh people suffer from stroke in India. Cerebral Stroke is the third leading cause of deaths in India, as per the Global Burden of Disease Study 2013. “Stroke is a major cause of disability and death in India. There is a pressing need for novel neuroprotective agents which can salvage brain tissue and optimize the functional outcome.” said Dr. Subhash Kaul, renowned senior neurologist from NIMS, Hyderabad.

Citicoline is a widely used neuro-protectant to help accelerate the recovery of these patients. It is used in both ischemic and haemorrhagic strokes, and provides a compelling option to physicians treating stroke patients. “Citicoline is safe to use and may have a beneficial effect in stroke patients. Citicoline is the only drug, that in a number of different clinical stroke trials, has had some neuroprotective effect.” shared Dr. Atul Prasad, Director & Sr. Consultant, BLK Super specialty hospital, Delhi.

Commenting on the launch, Alok Sonig, Senior Vice President and Head of India Business said, “We are excited about the partnership with Ferrer and launch of Somazina® which addresses significant unmet need in patients, whose quality of life gets severely compromised after having a stroke. Somazina® has proven benefits in post-stroke rehabilitation and is a critical solution in fighting this debilitating disease. With the launch of Somazina® and our recent acquisition of Nootropil®, through the UCB brands’ acquisition, we look forward to building our presence in the Neurology segment and making a difference to the lives of patients who have had the misfortune to suffer a stroke.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com.

CONTACT:

	MEDIA RELATIONS	INVESTOR RELATIONS

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CALVIN PRINTER	KEDAR UPADHYE
	calvinprinter@drreddys.com (Ph: +91-40- 49002121)	kedaru@drreddys.com (Ph: +91-40-66834297)

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